Mail Stop 3561

February 24, 2009

Mr. Feng Zhen Xing
Chief Executive Officer
China Sxan Biotech, Inc.
c/o American Union Securities
100 Wall St., 15th Floor
New York, NY 10005

 Re: **China Sxan Biotech, Inc.**
 Form 10-Q/A for the Quarter Ended December 31, 2007
 Filed January 6, 2009
 Form 10-Q/A for the Quarter Ended March 31, 2008
 Filed January 6, 2009
 Form 10-K for the Year Ended June 30, 2008
 Filed November 14, 2008
 File No. 000-27175

Dear Mr. Xing:

 We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-Q/A for the Period Ended December 31, 2007

General

1. It appears that the amendment for the Form 10-Q filed on January 6, 2009 only includes your unaudited consolidated income statement. Please note that an amendment must contain the complete text of the item being amended. Since the

financial statements are filed under one item in a Form 10-Q, a change in a single financial statement or footnote requires the resubmission of the entire item. Please amend your filing to include all the disclosures required under Item 1 of the Form 10-Q

Form 10-Q/A for the Period Ended March 31, 2008

General

2.   It appears that the amendment for the Form 10-Q filed on January 6, 2009 only includes your unaudited consolidated income statement. Please note that an amendment must contain the complete text of the item being amended. Since the financial statements are filed under one item in a Form 10-Q, a change in a single financial statement or footnote requires the resubmission of the entire item. Please amend your document to include all the disclosures required under Item 1 of the Form 10-Q.

Form 10-K for the Year Ended June 30, 2008

Item 2. Properties, page 4

3.   The disclosure here should briefly state the location and general character of your principal plants, mines and other materially important physical properties for you and any of your subsidiaries, not property plant and equipment. Please refer to the guidance of Item 2 of Regulation S-K.

Item 8A. Controls and Procedures

a) Evaluation of disclosure controls and procedures, page 8

4.   We note that as of June 30, 2008, you concluded that your disclosure controls and procedures were effective. Please tell us how the untimely filing of your Form 10-K and your amended Forms 10-Q impact your conclusion regarding the effectiveness of your disclosure controls and procedures at June 30, 2008. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

c) Management's Report on Internal Control over Financial Reporting

b. Lack of Expertise in U.S Accounting Principles among the Personnel in our Chinese Headquarters, page 8

5.   It appears from your disclosure that you have identified a material weakness in your internal control over financial reporting because none of your employees have substantial experience or familiarity with U.S accounting principles. Considering this limitation and the fact that management is responsible for the preparation of the financial statements, tell us how you prepared your financial statements.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

6.   We note that your auditors are located in New Jersey. It appears that all of the assets, liabilities, revenues and expenses of China Sxan relate to operations located in the People's Republic of China. Please tell us how the audit of the operations in the People's Republic of China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:
   * Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
   * Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the People's Republic of China.

Consolidated Statements of Operations and Comprehensive Income (Loss), F-3

7.   It appears that the basic and diluted weighted average shares for fiscal 2008 are calculated as if the conversion of the Series B Convertible Preferred Stock occurred at the beginning of the fiscal year. Please revise to weight the shares for the period of the year that they were outstanding. In addition, it appears that the Series A Convertible Preferred Stock is included in the calculation of basic earnings per share, but these shares have not been converted to common stock as of June 30, 2008. Please advise or revise.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, F-6

8.   It appears from your disclosure on page 6 that 52% of your revenue for the year
        ended June 30, 2008 was earned during the last three months of the fiscal year. In
        addition, we note that at June 30, 2008 there are no outstanding accounts
        receivables, yet your sales terms allow for payments up to one year. Please
        provide a detailed discussion of the correlation between the revenue recorded and
        the applicable receivables and cite the specific authoritative accounting literature
        to support your accounting treatment.

Revenue Recognition, F-7

9.   It appears from your disclosure on page 3 that your products are sold through
        three distributors. Please provide a detailed discussion of (i) your return policies
        with the distributors and your accounting treatment thereof, (ii) whether the
        distributor has price protection, (iii) whether the distributor can return the
        products to you for full reimbursement if they do not sell through to the end-user,
        and (iv) the payment terms between you and the distributor. In addition, please
        provide a detailed discussion of how this complies with the guidance of SAB No.
        104.

10.   Considering the comment above, please revise your critical accounting policies to
        disclose the nature and amounts of revenue dilution (e.g., product returns,
        discounts for early payment or volume discounts, credits for product that is not
        sold by within two to three weeks, as disclosed on page 17, and other
        allowances). Your critical accounting policy should explain how you assess
        returns of products, levels of inventory in the distribution channel, and expected
        introductions of new products that may result in larger than expected returns of
        current products. Discuss to what extent you consider information from external
        sources (e.g., end-customer demand, third-party market research data) to assist
        you in such critical estimates. In addition, disclose and discuss any sales made to
        customers wherein such sales are as a result of incentives or in excess of the
        customer's ordinary course of business inventory level.

Income Taxes, F-7

11.   Considering your financial statements are prepared under U.S generally accepted
        accounting principles and your taxes are administered under the People's
        Republic of China, please provide a detailed discussion to support your

conclusion that there are no differences between the book and tax basis of your assets and liabilities and therefore no deferred tax assets or liabilities are required.

Note 12 – Statutory Common Welfare Fund, F-10

12.   We note that you did not allocate 10% of the $2,809,439 net income to your statutory reserve. It appears from your disclosure that under the People's Republic of China you must allocate 10% of income after tax to the statutory surplus reserve until the fund amounts to 50% of your registered capital. It does not appear that your statutory reserve is equal to or greater than 50% of your registered capital. Please revise or advise.

Section 302 Certification

13.   We note that you have replaced "registrant" with "small business issuer" in your section 302 certification. Please revise your certification to comply with the language required by Item 601(31) of Regulation S-K.

Form 10-Q for the Period Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 6 – Inventory, page 5

14.   It appears from your disclosure on page 7 that you have concluded your current business is no longer sustainable and have temporarily halted your operations. Please provide a detailed discussion of the impact of this event in determining the carrying value of your inventory considering your accounting policy is to record inventory at the lower of cost or net realizable value.

Note 8 – Property and Equipment, Net, page 5

15.   It appears from your disclosure on page 7 that you have concluded your current business is no longer sustainable and have temporarily halted your operations. Please provide a detailed discussion of the impact of this event in determining the fair value of your long lived assets and cite the specific authoritative literature you utilized to support your accounting treatment. Please refer to the guidance in SFAS No. 144.

Item 2. Management's Discussion and Analysis

Liquidity and Capital Resources, page 8

16.   We note that your cash balance is $2,412 as of September 30, 2008 and per your
        disclosure on page 7 that you have concluded you current business is no longer
        sustainable and have temporarily halted your operations. Please provide a detailed
        discussion of how you plan to meet your current obligations of $1,126,273.

Other Exchange Act Reports

17.   Please revise your other Exchange Act reports and related exhibits, as necessary,
        to comply with our comments.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        You may contact William Kearns, Staff Accountant, at (202) 551-3727 or Angela
Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services